EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share

(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2005	2004	2005	2004
Net income	$6,459	$4,648	$11,148	$9,045

Weighted average common shares outstanding	15,005	15,005	15,005	15,005

Basic and diluted earnings per share	$.43	$.31	$.74	$.60